09055871

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
FEB 27 2009
603

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIGNATOR INVESTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 CLARENDON STREET
(No. and Street)

BOSTON, MA 02116
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DECLAN O'BEIRNE (617) 572-7205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

200 CLARENDON STREET, BOSTON MA 02116
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DECLAN O'BEIRNE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIGNATOR INVESTORS, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Signator Investors, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Financial Statements

Statement of Financial Condition 2
Statement of Operations 3
Statement of Changes in Shareholder's Equity 4
Statement of Cash Flows 5
Notes to Financial Statements 6

Supplemental Information

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of
the Securities and Exchange Commission 16
Schedule II – Reconciliation of the Computation of Net Capital
Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission 17
Supplementary Report of Independent Registered Public Accounting Firm
on Internal Control Required by SEC Rule 17a-5 18

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072
Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Signator Investors, Inc.

We have audited the accompanying statement of financial condition of Signator Investors, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signator Investors, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 25, 2009

Signator Investors, Inc.

Statement of Financial Condition

December 31, 2008

(In Thousands except Share Amounts)

Assets	
Cash and cash equivalents	$15,252
Commissions, 12b-1, and advisory fees receivable	4,734
Receivable from broker-dealers and clearing firm	50
Accounts receivable	118
Due from affiliated companies	721
Investments	23
Furniture and equipment, net	35
Prepaid expenses and other current assets	216
Deferred taxes, net	204
Total assets	$21,353
Liabilities and shareholder's equity	
Accounts payable and accrued expenses	$ 1,420
Commissions payable	6,105
Accrued compensation	489
Due to affiliated companies	1,533
Accrued nonqualified pension costs	386
Total liabilities	9,933
Shareholder's equity:	
Common stock, par value $1.00 per share; authorized and outstanding 1,000 shares	1
Additional paid-in capital	12,272
Accumulated earnings	(853)
Total shareholder's equity	11,420
Total liabilities and shareholder's equity	$21,353

The accompanying notes are an integral part of this financial statement.

Signator Investors, Inc.

Statement of Operations

December 31, 2008
(In Thousands)

Revenues:	
Selling commissions	$ 94,881
Rule 12b-1 service fees	20,599
Investment advisory service fees	21,379
Dividends and interest	1,883
Other income	3,086
Total revenue	141,828
Expenses:	
Selling commissions paid to representatives	92,287
Rule 12b-1 service fees paid to representatives	15,490
Investment advisory service fees paid to representatives	20,324
Parent company service related expenses	1,321
Legal expenses	891
Other selling, general, and administrative expenses	12,981
Total expenses	143,294
Loss before income tax expense	(1,466)
Income tax benefit	588
Net loss	$ (878)

The accompanying notes are an integral part of this financial statement.

Signator Investors, Inc.

Statement of Changes in Shareholder's Equity

(In Thousands)

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Shareholder's Equity
Balance at January 1, 2008	$1	$12,240	$ 25	$12,266
Net loss	–	–	**(878)**	**(878)**
Capital contribution	–	**32**	–	**32**
Balance at December 31, 2008	**$1**	**$12,272**	**$(853)**	**$11,420**

The accompanying notes are an integral part of this financial statement.

Signator Investors, Inc.

Statement of Cash Flows

December 31, 2008
(In Thousands)

Operating activities	
Net loss	$ (878)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:	
Depreciation and amortization	11
Change in operating assets and liabilities:	
Commissions, 12b-1, and advisory fees receivable	3,504
Accounts receivable	81
Due from/to affiliated companies	287
Prepaid expenses and other current assets	139
Deferred taxes, net	(29)
Accounts payable, accrued expenses, and compensation	233
Commissions payable	(2,283)
Accrued nonqualified pension costs	22
Net cash provided by operating activities	1,087
Investing activities	
Sales of investments	30
Net cash provided by investing activities	30
Increase in cash and cash equivalents	1,117
Cash and cash equivalents at beginning of year	14,135
Cash and cash equivalents at end of year	$15,252

The accompanying notes are an integral part of this financial statement.

Signator Investors, Inc.

Notes to Financial Statements

December 31, 2008

1. Organization and Description of Business

Signator Investors, Inc. (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 (the Act), a member of the Financial Industry Regulatory Authority (FINRA), and a registered investment adviser under the Investment Advisers Act of 1940. The Company is a wholly owned subsidiary of John Hancock Financial Network (JHFN), which is a wholly owned subsidiary of John Hancock Subsidiaries, LLC (Subsidiaries), which is a wholly owned subsidiary of John Hancock Life Insurance Company (JHLICO), which is a wholly owned subsidiary of John Hancock Financial Services, Inc. (John Hancock), which is an indirect wholly owned subsidiary of Manulife Financial Corporation (Manulife).

The Company is the retail broker-dealer for John Hancock's distribution network of independent agencies. The Company offers a full range of variable insurance products, fee-based investment advisory services, and general securities through its registered representatives. A significant portion of the Company's revenue is derived from the sales of financial products of Manulife, John Hancock, and their respective affiliates.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses, and disclosures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements, and during the reporting period. Accordingly, upon settlement, actual results may differ from those estimated amounts.

Fair Value of Financial Instruments

The carrying amounts of the financial instruments in the accompanying statement of financial condition approximate fair value.

Cash and Cash Equivalents

The Company considers highly liquid investments with an original maturity of less than three months and that are not held for the sale in the ordinary course of business to be cash equivalents. The Company's cash equivalents consist of money market mutual funds. These

2. Significant Accounting Policies (continued)

investments are recorded at net asset value. At times, cash and cash equivalents may exceed the insurance limits of the Federal Depository Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Investments

As of December 31, 2008, the Company owned $23,043 in Proprietary Accounts. These accounts are held at the Company's clearing firm, National Financial Services LLC. These investments, consisting of registered products, are considered available-for-sale, and are being carried at fair market value.

In August 2008, the Company liquidated its investment in its managed account platform, Envestnet. The proceeds from the liquidation were $48,934 resulting in a realized loss of $5,752.

Furniture and Equipment

Furniture and equipment is recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives or the term of the lease. Costs associated with the development of new computer software systems or significant enhancements to existing systems are capitalized and amortized over the remaining life of the system. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Upon retirement or sale, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged against income.

Income Taxes

The operations of the Company are included with those of Subsidiaries in the filing of a consolidated federal income tax return. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with SFAS 109, *Accounting for Income Taxes*.

The income tax benefit (expense) is the estimated amount that will be received by the Company from Subsidiaries based upon John Hancock's tax-sharing policy.

2. Significant Accounting Policies (continued)

Revenue Recognition

Commission revenues are recorded on trade date. Rule 12b-1 service fees are asset-based monthly fees and are recorded as earned. Investment advisory service fees received in advance are deferred and amortized as earned over the term of the advisory period. Investment advisory service fees received in arrears are recorded as earned over the term of the advisory period.

Fair Value Measurements

SFAS 157, *Fair Value Measurements*, establishes a three-tier hierarchy for measuring fair value and requires additional disclosure about the classification of fair value measurements.

Various inputs are used in determining the value of the Company's investments. These inputs are summarized in three broad levels. Level 1 includes quoted prices in active markets for identical securities. Level 2 includes other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds and credit risk). Level 3 includes significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of December 31, 2008 in valuing the Company's investments, the majority of which are included in cash and cash equivalents.

Valuation Inputs	**Investment in Securities** *(In Thousands)*
Level 1	$15,067
Level 2	–
Level 3	–
Total	$15,067

3. Related-Party Matters

Due to the nature of its business, the Company has various agreements with related parties.

Distribution Agreements

As a retail broker-dealer, the Company has a Soliciting Dealer Agreement (the Soliciting Agreement) with John Hancock Funds, LLC (Funds, LLC), an affiliate and the underwriter and/or distributor for registered investment companies (the Funds) managed by John Hancock Advisers, LLC (Advisers), an indirect wholly owned subsidiary of John Hancock. Under the Soliciting Agreement, the Company serves as a broker-dealer for the Funds and provides a retail dealer network using agents of Signator Insurance Agency (SIA) to sell shares of the Funds. The Company received a marketing reimbursement fee from Funds, LLC which totaled $226,000 for the year ended December 31, 2008.

The Company has a Distribution Plan Service Agreement (the DPS Agreement) with Funds, LLC under which the Company receives selling commissions and Rule 12b-1 service fees for distributing certain Funds. The Company received selling commissions from Funds, LLC that totaled approximately $2,961,000 for the year ended December 31, 2008. Additionally, the Company received Rule 12b-1 service fees from Funds, LLC that totaled approximately $4,953,000 for the year ended December 31, 2008.

The Company distributes annuity products issued by John Hancock USA (JHUSA – formerly Manulife USA), John Hancock New York (JHNY – formerly Manulife New York), John Hancock Variable Life Insurance Company (JHVLICO) and JHLICO. The Company does not hold funds or securities or owe money or securities to customers related to these annuity products. Included in selling commission revenue and expense for the year ended December 31, 2008 is $58,389,000 related to the distribution of John Hancock annuities.

John Hancock Financial Network

The Company has an agreement with John Hancock Financial Network in order to compensate SIA agents for their efforts in selling products offered through the Company. The Company paid JHLICO/SIA and/or its agents additional selling commissions and Rule 12b-1 service fees that totaled approximately $3,013,000 for the year ended December 31, 2008. Under the agreement, the Company is also reimbursed for certain expenses paid on behalf of other John Hancock entities that totaled approximately $3,057,000 for the year ended December 31, 2008.

3. Related-Party Matters (continued)

Leasing Arrangement

The Company leases office space from John Hancock as a tenant-at-will based on the percentage of floor space occupied by the Company. Lease payments amounted to $777,000 for the year ended December 31, 2008.

The Company also had a lease with John Hancock for out-of-state office space. The lease expired on August 31, 2008. Lease payments totaled $68,000 for the year ended December 31, 2008.

Due From/To Affiliated Companies

Commissions, Rule 12b-1, and advisory fees receivable at December 31, 2008 includes $348,000 of combined commissions and Rule 12b-1 service fee revenues due from Funds, LLC, and amounts due from JHLICO. Due from affiliated companies at December 31, 2008 also includes amounts due from JHLICO, Funds, LLC, Manulife, and Subsidiaries.

Other Related-Party Matters

John Hancock pays certain expenses of the Company directly and is reimbursed by the Company for these services.

In order for the Company to obtain its fidelity blanket bond, Subsidiaries entered into an indemnification agreement with the Company's insurance carrier. This agreement covers certain amounts in excess of the stated policy deductible.

As more fully defined in Note 7, the Company participates in a defined benefit pension plan, a nonqualified pension plan, and a post-retirement benefit plan sponsored by John Hancock.

Certain officers and directors of the Company are officers, directors, and/or trustees of Advisers, Funds, LLC, MFC Global Investment Management (U.S.) LLC, Subsidiaries, JHLICO, The Berkeley Group, the Funds, and/or officers of John Hancock and Manulife. Advisers and MFC Global Investment Management (U.S.) LLC are subsidiaries of The Berkeley Group, and all are indirect wholly owned subsidiaries of John Hancock.

4. Furniture and Equipment

Furniture and equipment are comprised of the following as of December 31:

	2008 *(In Thousands)*
Office equipment and computer software	$ 1,098
Furniture and fixtures	531
Leasehold improvements	54
	1,683
Less accumulated depreciation and amortization	(1,648)
	$ 35

Depreciation and amortization expense for the year ended December 31, 2008 was $11,000.

5. Income Taxes

The Company adopted the provision of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* on January 1, 2007. As a result of the implementation of Interpretation 48, the Company did not recognize any increase or decrease in its liability for unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Reconciliation of Amount of Unrecognized Tax Benefits as of January 1, 2008 to Amount of Unrecognized Tax Benefits as of December 31, 2008 (in thousands):

Balance as of January 1, 2008	$357
Additions based on tax positions related to prior year	48
Balance as of December 31, 2008	$405

The Company is currently under audit by the Internal Revenue Service and various other tax authorities. The tax years that remain subject to examination are 1996 through 2004 - it is anticipated that the examinations attributable to these years will be completed by the end of 2009. Management has reserved for potential adjustments to the provision for income taxes that may result from examinations by, or any negotiated agreements with, these tax authorities. Management believes that the final outcome of these examinations or agreements will not have a material affect on the results of operations. If events occur which indicate payment of these amounts is unnecessary, the reversal of the liabilities would result in the recognition of tax benefits in the period it is determined the liabilities are no longer necessary. If management's estimates of the federal and state income tax liabilities are less than the ultimate assessment, a further charge to expense would result.

5. Income Taxes (continued)

The Company recognizes interest accrued related to unrecognized tax benefits in interest and penalties expense in "Other selling, general and administrative expense." During the year ended December 31, 2008 the Company recorded $48,000 of such interest expense.

The significant components of the Company's recognized deferred tax asset as of December 31 are as follows:

	2008
	(In Thousands)
Deferred tax liabilities:	
Tax over book depreciation	$ (7)
Total deferred tax liabilities	(7)
Deferred tax asset:	
Pension obligation	157
Deferred interest	54
Total deferred tax assets	211
Net deferred tax assets	$204

Significant components of income tax benefit (expense) for income taxes are as follows:

	2008
	(In Thousands)
Current:	
Federal	$446
State	113
Total current	559
Deferred:	
Federal	23
State	6
Total deferred	29
Total	$588

5. Income Taxes (continued)

The reconciliation of income tax benefit attributable to operations computed at the U.S. Federal statutory tax rates to income tax expense is as follows:

	2008 *(In Thousands)*
Tax at U.S. statutory rates	$513
State income taxes, net of Federal tax benefit	78
Nondeductible expenses, including meals and entertainment	(3)
	$588

The Company received from Subsidiaries approximately $220,900 in Federal tax benefits during 2008. The Company did not receive any state tax benefits from Subsidiaries during 2008.

6. Net Capital

Pursuant to the net capital provision of Rule 15c3-1 of the Act, the Company is required to maintain a minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. The requirements of the Act also provide that equity capital may not be withdrawn or cash dividends paid if certain net capital requirements are not met. At December 31, 2008 the Company had net capital, as defined, of $9,831,000. The minimum net capital requirement at December 31, 2008 was $662,000. The Company's net capital ratio was 1.01 to 1 at December 31, 2008, whereas the maximum allowable ratio was 15 to 1.

7. Employee Benefit Plans

All full-time employees of the Company may participate in the benefits program sponsored by John Hancock. The Company is charged 18.25% of eligible salaries which covers numerous payroll and benefit related expenses. The aforementioned expense charge is standard throughout the John Hancock complex and covers the following: payroll taxes, group life insurance, long-term disability, AD&D, non-qualified deferred compensation, Global Share Ownership Program (GSOP), and 401(k) matching contributions. In 2008, the benefit program charge to the Company was $671,000.

All full time employees of the Company participate in either a defined benefit pension plan (the Plan), or a defined contribution plan sponsored by John Hancock. On January 1, 2002, the Plan was converted to a cash balance plan. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations and the funded status attributable to the Company's employees is not segregated within the Plan.

7. Employee Benefit Plans (continued)

The Company participates in John Hancock's nonqualified pension plan (the Non-Qualified Plan). The Non-Qualified Plan is unfunded and provides certain management employees with defined pension benefits in excess of limits imposed by Federal tax law and the Plan sponsored by John Hancock. For the year ended December 31, 2008, John Hancock allocated $22,000 of pension expense to the Company for the Non-Qualified Plan. Accrued pension costs related to the Non-Qualified Plan of $386,000 at December 31, 2008, are included in the statement of financial condition. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Non-Qualified Plan.

The Company participates in a defined benefit post-retirement plan (the Post-Retirement Plan) sponsored by John Hancock that provides medical, dental, and life insurance benefits to employees with more than 15 years of service. The Post-Retirement Plan is unfunded. For the year ended December 31, 2008, John Hancock allocated $0 of post-retirement expenses to the Company for the Post-Retirement Plan. No accrued post-retirement benefit costs at December 31, 2008 are included in the statement of financial condition; rather, such costs are being reported by John Hancock. Information reflecting the components of net periodic post-retirement benefit cost, the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Post-Retirement Plan.

The Company offers post-retirement benefits related to severance, disability, life insurance, and healthcare to be paid for inactive former employees. There was no liability recognized in the financial statements for the year ended December 31, 2008.

Certain employees of the Company also participate in the John Hancock 1999 Long-Term Stock Incentive Plan, under which shares and options to purchase shares of John Hancock common stock are granted. The exercise price of options is equal to fair market value at the date of the grant. As a result of the merger with Manulife, all unvested stock options, as of the date of the announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for Manulife options. Subsequent to the merger, the Company continues to incur compensation expense related to stock compensation issued by Manulife. Through December 31, 2008, the Company was allocated compensation expense of $192,000, a non cash capital contribution, as the result of stock or option grants under the plan.

8. Contingencies

The Company is involved in certain legal proceedings that arise in the normal course of business. Management believes the outcome of any pending litigation will not have a material adverse effect on the Company.

8. Contingencies (continued)

The Company is inherently subject to Regulatory risk in that a change in laws and regulations could impact certain aspects of the Company's business. A change in laws or regulations effected by the SEC or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

Supplemental Information

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.

DECEMBER 31, 2008

	(In Thousands, except the ratios)
COMPUTATION OF NET CAPITAL	
Total ownership equity (from statement of financial condition)	$11,420
Deductions and/or charges:	
Nonallowable assets:	
Receivables over 30 days	
12b-1 fees receivable in excess of 12b-1 fees payable	163
Advisory fees receivable in excess of related fees payable	164
Due from affiliated companies	373
Prepaid expenses, deferred income taxes, and other	528
Furniture and equipment	35
Unsecured debits	13
Total nonallowable assets	1,276
Net capital before haircuts on securities positions	10,144
Haircuts on securities	302
NET CAPITAL	$ 9,842
AGGREGATE INDEBTEDNESS	$ 9,933
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 662
Minimum dollar net capital requirement	$ 250
Net capital requirement (greater of above amounts)	$ 662
Excess net capital	$ 9,180
Ratio of aggregate indebtedness to net capital	1.01 : 1

SCHEDULE II – RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

SIGNATOR INVESTORS, INC.

December 31, 2008

There are no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2008.

Supplementary Report of Independent Public Registered Public Accounting Firm

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Signator Investors, Inc.

In planning and performing our audit of the financial statements of Signator Investors, Inc. (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph; and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

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February 25, 2009

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Signator Investors, Inc.
Year Ended December 31, 2008
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT AS OF

DECEMBER 31, 2008
(Date)

SIGNATOR INVESTORS, INC.
(Name of respondent)

197 Clarendon Street, Boston, Massachusetts 02116
(Address of principal executive office)

Christopher Maryanopolis
President & Chief Operating Officer
Signator Investors, Inc.
197 Clarendon Street, 8th Floor
Boston, Massachusetts 02116
(Name and address of person authorized to receive notices and communication from the Securities and Exchange Commission)